    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 2, 1995
                                                       REGISTRATION NO. 33-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 -----------
                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                 -----------
                              H.J. HEINZ COMPANY
            (Exact name of registrant as specified in its charter)

      PENNSYLVANIA                                     25-0542520
(State or other jurisdiction of                     (I.R.S. Employer
 incorporation or organization)                    Identification No.)

                               600 GRANT STREET
                        PITTSBURGH, PENNSYLVANIA 15219
                                (412) 456-5700
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                 -----------
                           LAWRENCE J. MCCABE, ESQ.
                    SENIOR VICE PRESIDENT - GENERAL COUNSEL
                              H.J. HEINZ COMPANY
                               600 GRANT STREET
                        PITTSBURGH, PENNSYLVANIA 15219
                                (412) 456-5700
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 -----------

                                                            COPIES TO:

     JAMES L. PURCELL, ESQ.                          FREDERICK W. KANNER, ESQ.                     JEFFREY SMALL, ESQ.
PAUL WEISS,RIFKIND, WHARTON & GARRISON                   DEWEY BALLANTINE                         DAVIS POLK & WARDWELL
       1285 AVENUE OF THE AMERICAS                 1301 AVENUE OF THE AMERICAS                    450 LEXINGTON AVENUE
      NEW YORK, NEW YORK 10019-6064                  NEW YORK, NEW YORK 10019                   NEW YORK, NEW YORK 10017
              (212) 373-3000                              (212) 259-8000                             (212) 450-4000

                                 -----------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c)
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

    TITLE OF EACH CLASS OF                          PROPOSED          PROPOSED
       SECURITIES TO BE           AMOUNT TO     MAXIMUM OFFERING  MAXIMUM AGGREGATE     AMOUNT OF
          REGISTERED            BE REGISTERED   PRICE PER UNIT(2) OFFERING PRICE(2) REGISTRATION FEE
- ----------------------------------------------------------------------------------------------------
Common Stock, $.25 par value    14,662,500(1)        $43.00        $630,487,500.00     $217,410.00

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Includes 1,912,500 shares of Common Stock that may be purchased by the
    U.S. Underwriters from the Selling Shareholders to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average high ($43.375) and low ($42.625) sales prices of the Registrant's Common Stock on the New York
    Stock Exchange on July 31, 1995.
                                 -----------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING
PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED AUGUST 2, 1995

                        [LOGO OF H. J. HEINZ COMPANY]

                               12,750,000 SHARES
                               H.J. HEINZ COMPANY
                                  COMMON STOCK

  The 12,750,000 shares of common stock, par value $.25 per share (the "Common Stock"), of H.J. Heinz Company (the "Company") offered hereby are being offered by the Selling Shareholders in concurrent offerings in the United States and Canada and outside the United States and Canada (collectively, the "Offerings"). See "Underwriting." Of such shares, 10,200,000 shares are initially being offered in the United States and Canada by the U.S. Underwriters (the "United States Offering") and 2,550,000 shares are initially being offered outside the United States and Canada by the International Underwriters (the "International Offering"). The price to public and the aggregate underwriting discounts and commissions for the Offerings will be identical. The Company will not receive any of the proceeds from the sale of the shares.

  The Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "HNZ." On August 1, 1995, the closing sales price of the Common Stock on the New York Stock Exchange was $44 1/8 per share. See "Price Range of Common Stock and Dividends."
                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY  STATE SECURITIES COMMISSION PASSED UPON  THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION          TO THE
   CONTRARY IS A CRIMINAL OFFENSE.
                                  -----------

                                               Underwriting
                                      Price to Discounts and Proceeds to Selling
                                       Public  Commissions*     Shareholders+
Per Share............................  $           $                $
Total++..............................  $           $                $

- -----
* The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
+ Before deducting expenses of the Offerings payable by the Selling
  Shareholders estimated to be $  .
++The Selling Shareholders have granted the U.S. Underwriters a 30-day option to purchase up to 1,912,500 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such option is exercised in full, the total price to public will be $ , the total
  underwriting discounts and commissions will be $    and the total proceeds to
  Selling Shareholders will be $  . See "Underwriting."

  The Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that delivery of the Common Stock will be made at the offices of Dillon, Read & Co. Inc., New York, New York, on or about
     , 1995, against payment therefor in New York funds.

  The Joint Book Managers of the Offerings are Dillon, Read & Co. Inc. and Lazard Freres & Co. LLC.

DILLON, READ & CO. INC.                                  LAZARD FRERES & CO. LLC

                              MERRILL LYNCH & CO.

                    The date of this Prospectus is    , 1995

                  [PICTURES OF 48 OF THE COMPANY'S PRODUCTS]


  IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  H.J. Heinz Company (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy materials and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy materials and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104 or 233 South Beaudry Avenue, Los Angeles, California 90012, on which exchanges the Company's Common Stock, par value $.25 per share (the "Common Stock"), is listed.

  The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") (which term encompasses any amendments thereto) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement including the exhibits filed as a part thereof or otherwise incorporated therein. Statements made in this Prospectus as to the contents of any documents referred to are not necessarily complete, and in each instance reference is made to such exhibit for a more complete description and each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's Annual Report on Form 10-K for the fiscal year ended May 3, 1995 filed with the Commission (File No. 1-3385) pursuant to the Exchange Act, the Company's Current Report on Form 8- K dated March 29, 1995, as amended by the Company's Form 8-K/A dated May 30, 1995, the Company's Current Report on Form 8-K dated July 7, 1995, and the description of the Company's Common Stock contained in its Registration Statement on Form 10 filed in 1945 with the Commission pursuant to Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description, are incorporated herein by reference.

  All other documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus has been delivered, upon written or oral request of such person, a copy (without exhibits other than exhibits specifically incorporated by reference) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to the Corporate Affairs Department, H.J. Heinz Company, P.O. Box 57, Pittsburgh, Pennsylvania 15230-0057; telephone number (412) 456-6000.

                                  THE COMPANY

GENERAL

  H.J. Heinz Company ("Heinz" or the "Company") is one of the world's leading providers of processed food products and nutritional services. The Company's well diversified portfolio of businesses and strong brands achieved sales of $8.1 billion and operating income of $1.2 billion in fiscal 1995. Heinz sells more than 4,000 varieties to consumers in more than 200 countries and territories. Products with the number one share position in their respective markets generated approximately 58% of the Company's sales in fiscal 1995.

  The Company has substantially repositioned its product portfolio over the past four years towards higher growth categories including foodservice products, pet food and baby food through a series of acquisitions and divestitures with a net investment of approximately $1.6 billion. Concurrent with its repositioning, Heinz has invested approximately $1.4 billion over the same period to modernize and expand production facilities, which has enhanced efficiency and reduced costs. The Company has acted to reduce manufacturing and operating costs through headcount control, working capital efficiency, targeted use of marketing dollars and rationalization of fixed asset capacity.

DIVERSIFIED PORTFOLIO

  The Company has a strong and diversified product portfolio with brands that are among the most recognizable in the world. Each of the brands and products listed below had sales in fiscal 1995 in excess of $100 million.

                  PRODUCTS & BRANDS OVER $100 MILLION IN SALES

"9-Lives" Canned Cat Food (U.S.)         "Ore-Ida" Frozen Potatoes (U.S.
"Budget Gourmet" Frozen Entrees          Foodservice)
(U.S.)                                   "Ore-Ida" Frozen Potatoes (U.S.
"Heinz" Baby Food (U.S.)                 Retail)
"Heinz" Beans (U.K.)                     "Plasmon" Biscuits (Italy)
"Heinz" Ketchup (Central Europe)         "Plasmon" Strained Baby Foods
"Heinz" Ketchup (U.S. Foodservice)       (Italy)
"Heinz" Ketchup (U.S. Grocery)             Private Label Soups (U.S.)
"Heinz" Single-Serve Condiments          "Star-Kist" Light Meat Tuna (U.S.)
(U.S.)                                   "Star-Kist" White Meat Tuna (U.S.)
"Heinz" Soups (U.K.)                     "Tegel" Chicken (New Zealand)
"Heinz" Soups (U.S. Foodservice)         "Wattie's" Food Products (New
"Kibbles'N Bits" Dry Dog Food            Zealand)
(U.S.)                                   "Weight Watchers" Frozen Entrees
                                         (U.S.)
                                         "Weight Watchers" Meetings (U.S.)

  Heinz and its affiliates participate, and are among the market leaders, in the following product categories: foodservice; pet food; sauces and condiments; infant feeding; frozen meals and snacks; tuna and seafood; frozen potatoes and vegetables; soups; beans and pasta; and weight control services.

 . FOODSERVICE. The Company has focused its efforts on developing or acquiring recipied, differentiated branded foodservice products with specialized and sophisticated distribution systems. "Heinz" ketchup holds a 61% share of the U.S. foodservice market. The Company also has a greater than 50% domestic market share of foodservice portion control products such as single-serve condiments, jellies, sweeteners, dressings and syrups. The Company has a strong and growing share of the approximately $2 billion foodservice frozen potato market. Other important branded foodservice products include "Chef Francisco" frozen soups; "Escalon" and "Heinz Bell'Orto" tomato products; "Moore's" frozen onion rings; "Domani" frozen pasta; and "Omstead" frozen coated vegetables and lake fish.

 . PET FOOD. Heinz is the third largest producer and marketer of pet food in the U.S. with an overall market share of almost 20% in the over $7 billion U.S. market. The Company's strong portfolio of pet food products includes "9-Lives", "Amore" and "Kozy Kitten" cat food; "Kibbles 'n Bits", "Gravy Train", "Cycle", "Skippy", "Ken-L Ration" and "Reward" dog food; "Meaty Bone" and "Tartar Check" dog biscuits; and "Jerky Treats", "Pup-Peroni", "Snausages" and "Pounce" pet treats. The Company also has pet food operations in New Zealand and sells pet food in Canada and Japan. The Company's product line offers a balanced product mix of dog and cat food in either dry or canned form.

 . SAUCES AND CONDIMENTS. Heinz is known worldwide for its flagship product, "Heinz" tomato ketchup, the world's most popular ketchup. The Company holds a 51% share of the U.S. retail ketchup market and the leading share in most other markets in which its ketchup competes. Other notable products in this category include "Orlando" and "Guloso" tomato products and sauces, "Heinz 57 Sauce", "Heinz Gravy" and other specialty sauces, salad dressings, pickles, relishes and other condiments.

 . INFANT FEEDING. Heinz is a major producer of baby food in the U.S. and holds category leading shares in Italy, Canada, the United Kingdom, Australia, New Zealand, Venezuela, Hungary and the Czech Republic. The Company also has infant feeding businesses in China and India and is near completion of a baby food production facility in Russia. Major brands in this category include "Heinz", "Plasmon", "Nipiol", "Dieterba", "Farley's", "Farex" and "Wattie's".

 . FROZEN MEALS AND SNACKS. The Company markets frozen entrees and dinners under the "Weight Watchers", "The Budget Gourmet" and "Smart Ones" brands in the U.S. and under the "Weight Watchers from Heinz" brand in the U.K., and the "Weight Watchers" brand in Sweden, France and Australia. The Company holds 26% of the U.S. frozen entree market. Frozen snacks include "Bagel Bites", "Dyna Bites", "Cheese Bites" and "Papa's Piroshkis".

 . TUNA AND SEAFOOD. The Company is the largest tuna processor in the world and holds a 41% share of the U.S. market under its "Star-Kist" brand. In Europe, the Company sells tuna and other canned fish products under the "Petit Navire" and "Marie Elizabeth" brands and sells tuna products in Australia under the "Greenseas" label.

 . FROZEN POTATOES AND VEGETABLES. The Company has a category leading 49% share of the U.S. retail frozen potato market under its "Ore-Ida" brand. Ore-Ida holds a greater than 50% market share of the domestic frozen onion ring market. The Company's New Zealand affiliate also has leading shares in frozen potatoes and vegetables under the "Wattie's" brand.

 . SOUPS. "Heinz" is the leading brand of canned soup in the U.K., Australia and New Zealand. The Company also supplies approximately 85% of the private label soup sold in the U.S.

 . BEANS AND PASTA. The Company holds the number one market share in beans and canned pasta in the U.K., Australia and New Zealand with a greater than 50% market share in each country.

 . WEIGHT CONTROL SERVICES. The Company is the leading service provider of weight control meetings in the U.S., the U.K. and Australia under the "Weight Watchers" trademark. Weight Watchers also has meeting operations in Switzerland, Germany, Sweden, Finland and France.

GEOGRAPHIC DIVERSIFICATION

  The Company's business is geographically diversified. U.S. operations accounted for 57% and non-U.S. operations represented 43% of consolidated fiscal 1995 sales. The following table shows the percentage of fiscal 1995 sales and operating income by geographic area.

                                     OPERATING
                           NET SALES   INCOME
                           --------- ---------
            North America      62%       62%
            Europe             23        24
            Asia/Pacific       12        11
            Other               3         3

  The fastest growing geographic area is Asia/Pacific where sales have increased nearly 80% and operating income has more than doubled in the past two years.

OPERATING STRATEGY

  During the past four years, the Company has reinvested in and repositioned its portfolio, thereby improving its manufacturing base, gaining access to new markets and concentrating its portfolio in core product categories.

  Since the beginning of fiscal 1992 the Company has invested approximately $1.4 billion in various capital projects, enhancing efficiency and reducing production costs. Major factory modernizations and expansions include: rebuilding soup and baby food production facilities at Pittsburgh, Pennsylvania; expanding pet food production capacity at Bloomsburg, Pennsylvania; modernizing soup, bean and pasta production facilities at Kitt Green and Harlesden in the U.K.; and upgrading its baby food factory at Latina, Italy.

  The Company also has repositioned its portfolio through a series of acquisitions and divestitures that has resulted in a net investment of approximately $1.6 billion during the past four fiscal years. The most significant acquisitions include: The Quaker Oats Company's North American Pet Foods Division; John Labatt Ltd.'s JL Foods Inc. Division; Wattie's Limited in New Zealand; The All American Gourmet frozen meals business in the U.S.; Farley's infant feeding and adult nutrition business in the U.K.; Domani and Moore's in the U.S.; Glaxo's Family Products Division in India; and the Borden Foodservice Group in the U.S.

  With its renewed manufacturing facilities and repositioned portfolio, the Company has established a platform for growth. The expanding sales base should enable the Company to leverage its strong brand position and efficient production systems to grow earnings through the continued execution of the following strategies:

 . CORE PRODUCT LEADERSHIP AND GROWTH. The Company intends to continue to support its core brand franchises with a mix of media and consumer and trade directed marketing support, customized to meet the requirements of specific product markets and designed to encourage category growth and increase the Company's market shares. Total marketing support in fiscal 1995 was approximately $1.7 billion, an increase of 12% over the prior year.

 . NEW GEOGRAPHIC MARKETS. The Company has extended its geographic reach to new markets through exports, acquisitions, joint ventures and "greenfield" construction of new factories. The Company views geographic expansion as one of its most promising growth opportunities and it will continue to strive to expand its presence in markets in India, Eastern Europe, Asia/Pacific, Southern Africa and other areas outside the U.S.

 . INNOVATION. The Company expects to realize growth from the development of new products and services, including: new product introductions such as Star-Kist's "Pasta Sensations," "Rosetto" frozen pasta and "Heinz Fat Free Gravy"; new marketing concepts such as the "snack zone" in the frozen grocery section; and specially developed products for new selling channels such as "Select Balance" and "Select Care" pet foods sold through veterinary clinics and animal hospitals.

 . ACQUISITIONS. The Company has enhanced both sales and earnings growth through synergistic acquisitions. Recent acquisitions such as The Quaker Oats Company's North American Pet Food Division, The All American Gourmet frozen meal business in the U.S. and Farley's infant food business in the U.K. have strengthened the Company's position in key markets and provided opportunities to rationalize its manufacturing base. Acquisitions have also enabled the Company to expand to new geographic markets. The acquisition of "Wattie's" in New Zealand has provided the Company with a dominant position in the local market as well as a low cost manufacturing base for exports to Japan and elsewhere in Asia.

 . COST CONTROL. The Company pursues a program to become the low-cost operator in each of its businesses. The Company expects to continue to realize improvements in productivity and profitability as a result of its focus on controlling costs and the cost savings and production synergy opportunities presented as a result of recent acquisitions.

  The Company's executive offices are located at 600 Grant Street, Pittsburgh, Pennsylvania 15219. Its telephone number is (412) 456-5700.

                                USE OF PROCEEDS

  The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby, and none of such proceeds will be available for use by the Company or otherwise for the Company's benefit.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Company's Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "HNZ."

  The following table sets forth for the periods indicated the high and low intra-day prices for the Common Stock as reported on the New York Stock Exchange-Composite Transactions and dividends per common share.


                                                    COMMON STOCK PRICES
                                                    --------------------
                                                      HIGH      LOW     DIVIDENDS
                                                    -------   -------   ---------
   Fiscal 1996:
    First Quarter (through August 1, 1995).......   $47       $41 1/2      $0.36

   Fiscal 1995:
    Fourth Quarter...............................    43        37 1/8       0.36
    Third Quarter................................    41 1/4    35 1/2       0.36
    Second Quarter...............................    38 3/8    32 3/8       0.36
    First Quarter................................    35 1/2    31 5/8       0.33

   Fiscal 1994:
    Fourth Quarter...............................    35 7/8    30 3/4       0.33
    Third Quarter................................    38 1/2    34           0.33
    Second Quarter...............................    39 7/8    34 1/8       0.33
    First Quarter................................    39 1/4    35 1/8       0.30

  As of July 31, 1995, there were approximately 59,227 holders of record of the Company's Common Stock. The last reported sales price of the Common Stock on the New York Stock Exchange on August 1, 1995 was $44 1/8 per share.

                            SELECTED FINANCIAL DATA

  The following table contains selected consolidated financial data for each of the fiscal years in the five-year period ended May 3, 1995. The consolidated financial statements of the Company as of May 3, 1995 and April 27, 1994 and for each fiscal year in the three year period ended May 3, 1995 and the accountants' report thereon is incorporated by reference herein to the Company's Annual Report on Form 10-K for the fiscal year ended May 3, 1995 (the "1995 Form 10-K"). Such information is qualified in its entirety by and should be read in conjunction with the Company's consolidated financial statements and related footnotes included in the 1995 Form 10-K. The selected consolidated financial information is not necessarily indicative of the results of future operations of the Company.

                                            FISCAL YEAR ENDED
                          ------------------------------------------------------
                            MAY 3,   APRIL 27,  APRIL 28,  APRIL 29,    MAY 1,
                             1995       1994       1993       1992       1991
                          (53 WEEKS) (52 WEEKS) (52 WEEKS) (52 WEEKS) (52 WEEKS)
                          ---------- ---------- ---------- ---------- ----------
                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Sales...................  $8,086,794 $7,046,738 $7,103,374 $6,581,867 $6,647,118
Interest expense........     210,585    149,243    146,491    134,948    137,592
Income before cumulative
 effect of accounting
 change.................     591,025    602,944    529,943    638,295    567,999
Net income..............     591,025    602,944    396,313    638,295    567,999
Income before cumulative
 effect of accounting
 change per common
 share..................        2.38       2.35       2.04       2.40       2.13
Net income per common
 share..................        2.38       2.35       1.53       2.40       2.13
Short-term debt and
 current portion of
 long-term debt.........   1,074,291    439,701  1,604,355  1,724,095    509,757
Long-term debt,
 exclusive of current
 portion................   2,326,785  1,727,002  1,009,381    178,388    716,937
Total assets............   8,247,188  6,381,146  6,821,321  5,931,901  4,935,382
Cash dividends per
 common share...........        1.41       1.29       1.17       1.05        .93

  During 1995, the Company invested approximately $1.2 billion in acquisitions, the most significant of which was the North American pet food businesses of The Quaker Oats Company. See Notes 2 and 6 to the Consolidated Financial Statements, beginning on pages 43 and 47, respectively, of the Company's Annual Report to Shareholders for the fiscal year ended May 3, 1995, filed as Exhibit 13 to the 1995 Form 10-K (the "1995 Annual Report").

  Results recorded in 1994 include pretax gains totaling $127.0 million ($0.24 per share) from the sale of the confectionery business of Heinz Italy and the sale of Heinz U.S.A.'s Near East specialty rice business. See Note 3 to the Consolidated Financial Statements on page 44 of the 1995 Annual Report.

  During 1993, the Company adopted the provisions of FAS No. 106 and elected immediate recognition of the cumulative effect by recording an after-tax charge of $133.6 million ($0.51 per share). See Note 11 to the Consolidated Financial Statements beginning on page 52 of the 1995 Annual Report.

  In 1993, restructuring charges of $192.3 million on a pretax basis ($0.45 per share) were reflected in operating income. See Note 4 to the Consolidated Financial Statements on page 45 of the 1995 Annual Report.

  In 1992, restructuring charges of $88.3 million on a pretax basis ($0.20 per share) were reflected in operating income to provide for the consolidation of functions, staff reductions, organizational reform and plant modernizations and closures.

  Results recorded in 1992 also include a pretax gain of $221.5 million ($0.53 per share) on the sale of The Hubinger Company to Roquette Freres and a pretax pension curtailment gain of $38.8 million.

                             SELLING SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of Common Stock as of July 17, 1995, and as adjusted to reflect the sale of the Common Stock offered hereby, for all Selling Shareholders:

                            SHARES OF COMMON STOCK       SHARES TO BE   SHARES OF COMMON STOCK TO
    NAME OF SELLING        BENEFICIALLY OWNED BEFORE     SOLD IN THE   BE BENEFICIALLY OWNED AFTER
      SHAREHOLDER               THE OFFERINGS            OFFERINGS(1)        THE OFFERINGS(1)
    ---------------       ------------------------------------------- --------------------------------
                             NUMBER         PERCENTAGE                    NUMBER         PERCENTAGE
                          --------------- ---------------             ---------------- ---------------
Howard Heinz Endowment..       15,063,231         6.12%    6,400,000         8,663,231         3.52%
Vira I. Heinz Endowment.        7,567,460         3.07%    3,200,000         4,367,460         1.77%
H. John Heinz III
 Revocable Trust No. 1..        3,158,639         1.28%    1,275,000         1,883,639             *
Heinz Family Foundation.          735,922             *      250,000           485,922             *
H. John Heinz III
 Descendants' Trust (No.
 1).....................          625,000             *      625,000                --            --
H.J. Heinz II Family
 Trust...................       2,229,724             *      500,000         1,729,724             *
H.J. Heinz II Charitable
 and Family Trust.......        2,697,000         1.10%      500,000         2,197,000             *
                          ---------------   -----------   ----------  ----------------   -----------
                               32,076,976        13.03%   12,750,000        19,326,976         7.85%
                          ===============                 ==========  ================

- --------
 * Less than one percent of the outstanding shares of Common Stock.
(1) Assumes there is no exercise of the U.S. Underwriters' over-allotment option.

  The Howard Heinz Endowment, Vira I. Heinz Endowment and Heinz Family Foundation are nonprofit corporations organized under the laws of the State of Pennsylvania and based in Pittsburgh, Pennsylvania. Their combined assets place them among the nation's 25 largest private, charitable foundations. The grantmaking of the Howard Heinz Endowment and the Vira I. Heinz Endowment is focused on the areas of arts and culture, community and economic development, education, health and human services, and the environment. The principal activity of the Heinz Family Foundation is the administration of the Heinz Awards, a program recognizing individual excellence and achievement. The H. John Heinz III Revocable Trust No. 1 and H.J. Heinz II Charitable and Family Trust are trusts established for certain related individuals and charities. The H. John Heinz III Descendants' Trust (No. 1) and H.J. Heinz II Family Trust are trusts established for certain related individuals. S. Donald Wiley, a trustee of the Vira I. Heinz Endowment, is a director of the Company.

  Pursuant to the Agreement for the Registration of Stock (the "Registration Agreement") between the Selling Shareholders and the Company, the Selling Shareholders have agreed not to sell or otherwise dispose of any shares of Common Stock of the Company (other than as set forth above) or any securities convertible into or exchangeable for, or any rights, options or warrants to acquire, any shares of Common Stock without the prior written consent of the Company (i) during the 90 day period beginning on the date of this Prospectus and (ii) with certain exceptions (including the right to sell up to 2.5 million shares and the right to make grants of 500,000 shares to charitable organizations), during an additional period of 180 days following the initial 90 day period. In addition, the Selling Shareholders have agreed not to sell or otherwise dispose of any shares of Common Stock during a specified period without the prior written consent of Dillon, Read & Co. Inc. and Lazard Freres & Co. LLC. See "Underwriting."

  Concurrently with the Offerings, 175,000 shares of Common Stock held by another shareholder are being registered by the Company under a separate registration statement.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock as set forth in its amended and restated Articles of Incorporation consists of 600,000,000 shares of Common Stock and 2,238,876 shares of Third Cumulative Preferred Stock, par value $10 per share (the "Third Preferred Stock"). The Board of Directors of the Company (the "Board of Directors") is authorized to designate the Third Preferred Stock into one or more series and to fix the rights, powers and preferences of each such series. As of July 17, 1995, 246,239,778 shares of Common Stock were outstanding and 35,746 shares of Third Preferred Stock, $1.70 First Series (the "First Series Stock") were outstanding.

  The following summarizes the terms of the Common Stock and the Third Preferred Stock (including the First Series Stock). Such summary does not purport to be complete and is qualified in all respects by reference to the Articles of Amendment dated July 13, 1994, amending and restating the Company's amended and restated Articles of Incorporation in their entirety (the "Articles of Incorporation"), and the By-laws of the Company, which have been incorporated by reference as exhibits to this Registration Statement of which this Prospectus forms a part.

COMMON STOCK

  Each share of Common Stock is entitled to one vote and is equal in all other respects to any other share of Common Stock. Subject to the dividend preferences of the Third Preferred Stock described below, dividends may be paid to the holders of Common Stock when, as and if declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the affairs of the Company, any assets remaining after providing for payment of creditors (and any liquidation preference of any outstanding shares of Third Preferred Stock) will be distributed pro rata among the holders of the Common Stock.

THIRD PREFERRED STOCK

  Holders of Third Preferred Stock are entitled to receive when, as and if declared by the Board of Directors out of the funds legally available therefor cumulative cash dividends payable quarter-yearly at the annual rate fixed by the Board of Directors for each particular series. The Board of Directors fixed $1.70 per share as the rate per annum at which the holders of shares of First Series Stock are entitled to receive dividends.

  Holders of Third Preferred Stock entitled to vote shall be entitled to vote together with the Common Stock, and not as a separate class, on all matters at every meeting of the holders of Common Stock and, in addition, may vote separately as a class to the extent provided in the paragraph below. In addition, if and when six quarter-yearly dividends payable on Third Preferred Stock of any series are in default, in whole or in part, the holders of the then outstanding Third Preferred Stock will be entitled to elect separately as a class two additional directors to the then existing Board of Directors. When all dividends then in default are thereafter paid, the Third Preferred Stock will be divested of such additional voting power until such time as a similar future default occurs. Each holder of First Series Stock is entitled to one-half vote for each share of First Series Stock registered in such holder's name.

  The consent of the holders of at least two-thirds of the Third Preferred Stock at any time outstanding is necessary to effect any one or more of the following: (1) the authorization, or any increase in the authorized amount, of any class of stock of the corporation ranking prior to or on parity with the Third Preferred Stock, either as to dividends or upon liquidation, or any increase in the authorized amount of the Third Preferred Stock; (2) any amendment, alteration or repeal of any provision of the Articles of Incorporation which would adversely affect the Third Preferred Stock; or (3) the redemption of less than all of the Third Preferred Stock then outstanding or the purchase of Third Preferred Stock from less than all holders thereof, unless the full dividend on the Third Preferred Stock for all past dividend periods has been paid or declared and a sum sufficient for the payment thereof set apart.

  So long as any Third Preferred Stock remains outstanding, no dividend may be paid or declared on the Common Stock nor may any distribution be made on the Common Stock (other than a dividend payable in Common Stock), nor may the Company acquire for consideration any shares of Common Stock (1) unless all dividends on the Third Preferred Stock of all series for all past dividend periods have been paid and the full dividend thereon for the then current period has been paid or declared and a sum sufficient for the payment thereof set apart, or (2) unless, if at any time the Company is obligated to retire shares of any series of the Third Preferred Stock pursuant to its sinking fund, all arrears in respect of each sinking fund for each series of Third Preferred Stock have been made good.

  Subject to the rights of the holders of Third Preferred Stock described above and to any resolutions issuing shares of any particular series of Third Preferred Stock, the Company may redeem at any time in whole or in part any Third Preferred Stock then outstanding for a redemption price established in the resolution issuing the series being redeemed, together with any accrued and unpaid dividends up to the date fixed for redemption. The Board of Directors by resolution has fixed the redemption price for each share of First Series Stock at $28.50.

  In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any payment is made to the holders of Common Stock, holders of each series of Third Preferred Stock then outstanding will be entitled to receive in cash out of the assets of the Company the preferential liquidation price established in the resolution issuing such series, together with any accrued and unpaid dividends thereon to such time. The Board of Directors has fixed the preferential liquidation price for each share of First Series Stock at $28.50.

  Holders of First Series Stock may at any time convert each share of First Series Stock into fully paid and non-assessable shares of Common Stock at a conversion rate of nine shares of Common Stock per share of First Series Stock, subject to adjustment.

  No stock of the Company has cumulative voting, preemptive or other similar rights.

CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION

  Certain provisions of the Articles of Incorporation of the Company summarized below may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including an attempt that might result in a premium over the market price for the shares of Common Stock held by stockholders.

  The Company's Articles of Incorporation provide that certain Business Combinations (as defined in the Articles of Incorporation) involving the Company and an Interested Shareholder (as defined in the Articles of Incorporation) must either (a) be approved by at least 80% of the voting power of the then outstanding shares of capital stock of the Company entitled to vote in an annual election of directors unless the Business Combination has been approved by a majority of the Continuing Directors (as defined in the Articles of Incorporation) or (b) provide for the stockholders to receive the minimum consideration for their shares described in the Articles of Incorporation and satisfy certain other conditions specified in the Articles of Incorporation. In addition, the Articles of Incorporation give to the Board of Directors the power to issue shares of preferred stock and to fix voting, redemption, conversion and other rights thereof without stockholder approval. By exercising this power, the Board of Directors could create and issue securities that could dilute the voting power of the holders of Common Stock, create obstacles to the merger of the Company with any other entity or otherwise make it impossible for a potential acquiror to obtain control of the Company, thus making its Common Stock less attractive to potential acquirors.

                                 UNDERWRITING

  The names of the U.S. Underwriters for the United States Offering and the aggregate number of shares of Common Stock which each has severally agreed to purchase from the Selling Shareholders, subject to the terms and conditions specified in the U.S. Underwriting Agreement, are as follows:

                                                                        NUMBER
      U.S. UNDERWRITERS                                               OF SHARES
      ------------------                                              ----------
      Dillon, Read & Co. Inc. .......................................
      Lazard Freres & Co. LLC........................................
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated..........................................
                                                                      ----------
          Total...................................................... 10,200,000
                                                                      ==========

  The U.S. Managing Underwriters are Dillon, Read & Co. Inc., Lazard Freres & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

  The names of the International Underwriters for the International Offering and the aggregate number of shares of Common Stock which each has severally agreed to purchase from the Selling Shareholders, subject to the terms and conditions specified in the International Underwriting Agreement, are as follows:

                                                                        NUMBER
      INTERNATIONAL UNDERWRITERS                                       OF SHARES
      ---------------------------                                      ---------
      Lazard Brothers & Co., Limited..................................
      Dillon, Read & Co. Inc. ........................................
      Merrill Lynch International Limited.............................
                                                                       ---------
          Total....................................................... 2,550,000
                                                                       =========

  The International Managing Underwriters are Lazard Brothers & Co., Limited, Dillon, Read & Co. Inc. and Merrill Lynch International Limited.

  The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters," and the U.S. Underwriting Agreement and the International Underwriting Agreement are collectively referred to as the "Underwriting Agreements." The offering price and aggregate underwriting discounts and commissions per share for the two Offerings are identical. The closing of the United States Offering is a condition to the closing of the International Offering, and vice versa.

  If any shares of Common Stock offered hereby are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreements contain certain provisions whereby if any U.S. Underwriter or

International Underwriter defaults in its obligation to purchase such shares and if the aggregate obligations of the U.S. Underwriters or International Underwriters so defaulting do not exceed 10% of the shares offered in the United States Offering or the International Offering, respectively, the remaining U.S. Underwriters, or some of them, or the remaining International Underwriters, or some of them, as the case may be, must assume such obligations.

  The shares of Common Stock offered hereby are being initially offered severally by the Underwriters for sale at the price set forth on the cover
page hereof, or at such price less a concession not to exceed $   per share on
sales to certain dealers. The Underwriters may allow, and such dealers may
reallow, a concession not to exceed $   per share to other Underwriters or to
certain other dealers. The offering of the shares of Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares of Common Stock. After the initial offering of the Common Stock, the offering price, concession and reallowance may be varied by the U.S. Managing Underwriters or the International Managing Underwriters.

  Pursuant to the Agreement between the U.S. Underwriters and the International Underwriters (the "Agreement Between Underwriters"), each U.S. Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between Underwriters, each International Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between Underwriters. As used herein "United States or Canadian Person" means any resident of the United States or Canada, or any corporation, pension, profit sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters are referred to herein as the "U.S. Shares" and the "International Shares," respectively.

  Pursuant to the Agreement Between Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. As a result, shares of Common Stock originally purchased pursuant to the U.S. Underwriting Agreement may be sold outside the United States and Canada, and shares of Common Stock originally purchased pursuant to the International Underwriting Agreement may be sold in the United States or Canada. The price of any shares so sold will, unless otherwise agreed, be the price to the public, less an amount not greater than the selling concession.

  Pursuant to the Agreement Between Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which any such offer is made. Each U.S. Underwriter has further agreed to send any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

  Pursuant to the Agreement Between Underwriters, each International Underwriter has represented and agreed that: (i) it has not offered or sold and during the period of six months from the date hereof will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the offer of the Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 or is a person to whom such document may otherwise lawfully be issued or passed on.

  The Selling Shareholders have granted to the U.S. Underwriters an option to purchase an aggregate of up to an additional 1,912,500 shares of Common Stock on the same terms. If the U.S. Underwriters exercise this option, each of the U.S. Underwriters will be obligated, subject to certain conditions, to purchase approximately the same proportion of the aggregate shares so purchased as the number of shares to be purchased by it shown in the above tables bears to 10,200,000. The U.S. Underwriters may exercise such option on or before the thirtieth day from the date hereof solely for the purpose of covering over-allotments, if any, in connection with the United States Offering.

  The Selling Shareholders have agreed not to offer, pledge, sell, contract to sell, grant any option to purchase, transfer or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock or warrants or other rights to purchase Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Dillon, Read & Co. Inc. and Lazard Freres & Co. LLC. In addition, the Selling Shareholders have agreed pursuant to the Registration Agreement not to sell or otherwise dispose of any shares of Common Stock (with certain exceptions) during certain specified periods without the prior written consent of the Company. See "Selling Shareholders."

  The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, as amended, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  From time to time, Dillon, Read & Co. Inc. has provided investment banking services to the Company for which it received normal and customary fees.

  The Common Stock is listed for trading on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "HNZ."

                                 LEGAL MATTERS

  The validity of the Common Stock will be passed upon by Lawrence J. McCabe, Senior Vice President-General Counsel of the Company. Mr. McCabe beneficially owns shares of the Company's Common Stock and holds options to purchase additional shares of Common Stock. Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York, has acted as special counsel to the Company in connection with the Offerings. Davis Polk & Wardwell, New York, New York, has served as counsel to the Underwriters in connection with the Offerings. Dewey Ballantine, New York, New York, has served as counsel to the Selling Shareholders in connection with the Offerings.

                                    EXPERTS

  The consolidated financial statements of the Company as of May 3, 1995 and April 27, 1994 and for each of the three years in the period ended May 3, 1995 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended May 3, 1995 have been so incorporated in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing. The combined financial statements of The Quaker Oats Company's North American Pet Food Business for the fiscal year ended June 30, 1994 included in the Company's Form 8-K/A dated May 30, 1995, amending the Company's Current Report on Form 8-K dated March 29, 1995, have been incorporated by reference in this Prospectus and have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SHARES OF COMMON STOCK TO ANY PERSON IN ANY JURISDICTION OR IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ---------------

                               TABLE OF CONTENTS


                                                                       PAGE
[C]                                                                    [C]
Available Information.................................................   3
Incorporation of Certain Documents
 by Reference.........................................................   3
The Company...........................................................   4
Use of Proceeds.......................................................   7
Price Range of Common Stock
 and Dividends........................................................   7
Selected Financial Data...............................................   8
Selling Shareholders..................................................   9
Description of Capital Stock..........................................  10
Underwriting..........................................................  12
Legal Matters.........................................................  14
Experts...............................................................  15


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                         [LOGO OF H.J. HEINZ COMPANY]

                               H.J. HEINZ COMPANY
                                ---------------

                               12,750,000 SHARES


                                  COMMON STOCK


                                   PROSPECTUS

                                       , 1995

                                ---------------

                            DILLON, READ & CO. INC.

                            LAZARD FRERES & CO. LLC

                              MERRILL LYNCH & CO.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  SUBJECT TO COMPLETION, DATED AUGUST 2, 1995

                         [LOGO OF H.J. HEINZ COMPANY]

                               12,750,000 SHARES
                               H.J. HEINZ COMPANY
                                  COMMON STOCK

  The 12,750,000 shares of common stock, par value $.25 per share (the "Common Stock"), of H.J. Heinz Company (the "Company") offered hereby are being offered by the Selling Shareholders in concurrent offerings in the United States and Canada and outside the United States and Canada (collectively, the "Offerings"). See "Underwriting." Of such shares, 2,550,000 shares are initially being offered outside the United States and Canada by the International Underwriters (the "International Offering") and 10,200,000 shares are initially being offered in the United States and Canada by the U.S. Underwriters (the "United States Offering"). The price to public and the aggregate underwriting discounts and commissions for the Offerings will be identical. The Company will not receive any of the proceeds from the sale of shares.

  The Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "HNZ." On August 1, 1995, the closing sales price of the Common Stock on the New York Stock Exchange was $44 1/8 per share. See "Price Range of Common Stock and Dividends."
                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.
                                  -----------

                                               Underwriting
                                      Price to Discounts and Proceeds to Selling
                                       Public  Commissions*     Shareholders+
Per Share............................  $           $                $
Total++..............................  $           $                $

- -----
* The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
+ Before deducting expenses of the Offerings payable by the Selling
  Shareholders estimated to be $  .
++The Selling Shareholders have granted the U.S. Underwriters a 30-day option to purchase up to 1,912,500 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such option is
  exercised in full, the total price to public will be $    , the total
  underwriting discounts and commissions will be $     and the total proceeds
  to Selling Shareholders will be $    . See "Underwriting."
                              ------------------

                              JOINT BOOK MANAGERS
DILLON, READ & CO. INC.                                  LAZARD FRERES & CO. LLC

  The Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that delivery of the Common Stock will be made at the offices of Dillon, Read & Co. Inc., New York, New York, on or about
      , 1995, against payment therefor in New York funds.
                              ------------------

LAZARD CAPITAL MARKETS                                   DILLON, READ & CO. INC.
                      MERRILL LYNCH INTERNATIONAL LIMITED

                   The date of this Prospectus is     , 1995

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMA-TION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPEC-TUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICI-TATION OF AN OFFER TO BUY SHARES OF COMPANY STOCK TO ANY PERSON IN ANY JURIS-DICTION OR IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AF-FAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

  THERE ARE RESTRICTIONS ON THE OFFER AND SALE OF THE SHARES OF COMMON STOCK OFFERED HEREBY IN THE UNITED KINGDOM. ALL APPLICABLE PROVISIONS OF THE PUBLIC OFFERS OF SECURITIES REGULATION OF 1995, THE FINANCIAL SERVICES ACT 1986 AND THE COMPANIES ACT 1985 WITH RESPECT TO ANYTHING DONE BY A PERSON IN RELATION TO THE COMMON STOCK IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM MUST BE COMPLIED WITH. SEE "UNDERWRITING."

  REFERENCES IN THIS PROSPECTUS TO "DOLLARS" AND "$" ARE TO U.S. DOLLARS.

                                ---------------

                               TABLE OF CONTENTS



                                                                       PAGE
[C]                                                                    [C]
Available Information.................................................   3
Incorporation of Certain Documents
 by Reference.........................................................   3
The Company...........................................................   4
Use of Proceeds.......................................................   7
Price Range of Common Stock
 and Dividends........................................................   7
Selected Financial Data...............................................   8
Selling Shareholders..................................................   9
Description of Capital Stock..........................................  10
Underwriting..........................................................  12
Legal Matters.........................................................  14
Experts...............................................................  15


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                         [LOGO OF H.J. HEINZ COMPANY]

                               H.J. HEINZ COMPANY

                                ---------------

                               12,750,000 SHARES


                                  COMMON STOCK


                                   PROSPECTUS

                                       , 1995

                              ------------------

                             LAZARD CAPITAL MARKETS

                            DILLON, READ & CO. INC.

                      MERRILL LYNCH INTERNATIONAL LIMITED

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following are the expenses of the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, all of which will be borne by the Selling Shareholders. All amounts shown are estimates, except the SEC registration fee.

      SEC registration fee......................................... $217,410.00
      Accounting fees and expenses.................................
      Legal fees and expenses......................................
      Printing and engraving.......................................
      Blue Sky fees and expenses...................................
      Miscellaneous expenses.......................................
                                                                    -----------
          Total.................................................... $
                                                                    ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company provides in Article Sixth of its Articles of Incorporation and
Article VII of its By-Laws for the limitation of the liability of the Company's directors to the maximum extent permitted under Pennsylvania law from time to time in effect. These provisions were approved by the Company's shareholders on Septem- ber 9, 1987 and were adopted as a result of the passage of the Directors' Liability Act (an amendment to the Pennsylvania Judicial Code) which became effective on January 27, 1987 (the "Act"). The Act permits Pennsylvania corporations to eliminate, subject to shareholder approval of a provision in a corporation's by-laws, the personal liability (including liability to the corporation or to its shareholders) of directors for monetary damages for a breach of, or a failure to perform, their duties as directors, except to the extent their acts or omissions constitute self-dealing, willful misconduct or recklessness. The Act does not apply, however, to the responsibility or liability of a director pursuant to any criminal statute or to the liability of a director for the payment of taxes pursuant to local, state or Federal law.

  In addition, the Company provides in Article Sixth of its Articles of Incorporation and Article VIII of its By-Laws for the indemnification of the Company's directors, officers and others who may be later designated by the Board of Directors of the Company to the maximum extent permitted under Pennsylvania law from time to time in effect with respect to proceedings based on acts or omissions on or after January 27, 1987. These provisions were also adopted in response to the Act, which provides that directors, officers and other persons designated by the directors may be indemnified against liabilities and expenses incurred in the performance of their duties subject to the limitation that no indemnification may be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted self- dealing, willful misconduct or recklessness. Given that the aforementioned provisions relating to indemnification incorporate the full extent of indemnification permitted under Pennsylvania law as from time to time in effect, such provisions would implement automatically any future changes in the law which expand the scope of permissible indemnification of the Company's directors and officers. However, any amendment or repeal of these provisions would not limit the rights of directors or officers to be indemnified with respect to acts or omissions which occurred prior to any such change.

  In connection with the adoption of Article VIII of the By-Laws relating to indemnification, the Company retained Article IX (formerly Article VII) of its By-Laws which provides for the indemnification of its present and former directors, officers, and managerial employees to the fullest extent permitted by and in accordance with the standards and procedures provided under Subchapter C of Chapter 17 of the Pennsylvania Business Corporation Law of 1988 (the "BCL") unless such persons have received the benefits of indemnification under

Article VIII of the Company's By-Laws. Subchapter C of the BCL sets forth comprehensive indemnification provisions authorizing corporations to indemnify present and former directors, officers, employees and agents against liabilities incurred in connection with their service in such capacities. Under these sections of the BCL, such persons could be indemnified only if (i) the director or officer was successful on the merits of the suit or proceeding in respect of which indemnification was sought or (ii) indemnification was ordered by a court or (iii) a determination was made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, by independent legal counsel or by the stockholders that the director or officer has acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

  The Company is also authorized under Pennsylvania law, including the BCL, its Articles of Incorporation (Article Sixth) and its By-Laws (Article VIII and Article IX) to purchase insurance against such liabilities, whether or not the Company would have the power to indemnify such person against such liability by law or under the provisions of the Company's Articles of Incorporation or By-Laws. The Company has obtained directors' and officers' insurance against loss, within certain policy limits, arising from any claim made against the Company's directors and officers by reason of any wrongful act, as defined in such insurance policies, in their respective capacities as directors or officers or as fiduciaries under certain of the Company's employee benefit plans.

ITEM 16. EXHIBITS

  The following Exhibits are either filed as part of this Registration Statement or incorporated herein by reference:

 *1(a)  --  Form of U.S. Underwriting Agreement to be entered into by the
            Selling Shareholders, the  Company and the U.S. Underwriters
 *1(b)  --  Form of International Underwriting Agreement to be entered into by the Selling Shareholders, the  Company and the International
            Underwriters
 4(a)   --  The Company's Articles of Amendment dated July 13, 1994, amending and restating the  Company's amended and restated Articles of
            Incorporation in their entirety (Incorporated by  reference to
            Exhibit No. 3(i) to the Company's Annual Report on Form 10-K for
            the fiscal year  ended April 27, 1994)
 4(b)   --  By-Laws of the Company, as amended effective October 12, 1994
            (Incorporated by reference to  Exhibit No. 3(ii) to the Company's
            Annual Report on Form 10-K for the fiscal year ended
             May 3, 1995)
 4(c)   --  Agreement for the Registration of Stock (the "Registration
             Agreement") among the Company and Howard Heinz Endowment, Vira I.
             Heinz Endowment, Heinz Family Foundation, H. John Heinz III
             Revocable Trust No. 1 and H. John Heinz III Descendants' Trust
             (No. 1) dated June 22, 1995 (Incorporated by reference to Exhibit
             10 to the Company's Current Report on Form 8-K dated July 7,
             1995)
 *4(d)  --  Amendment to the Registration Agreement
 4(e)   --  Registration Rights Agreement dated as of May 2, 1995 between AT&T
             Investment Management Corp. and the Company
 *5     --  Opinion of Lawrence J. McCabe, Senior Vice President-General
            Counsel of the Company, as to  the legality of the Common Stock
 23(a)  --  Consent of Coopers & Lybrand L.L.P.
 23(b)  --  Consent of Arthur Andersen LLP
 *23(c) --  Consent of Lawrence J. McCabe (included in his opinion filed as
            Exhibit 5)
 24     --  Power of Attorney

- --------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS

  (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE FILED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PITTSBURGH, STATE OF PENNSYLVANIA, ON AUGUST 2, 1995.

                                            H.J. Heinz Company
                                               (Registrant)

                                                   /s/ David R. Williams
                                          By___________________________________
                                                     DAVID R. WILLIAMS
                                               Senior Vice President-Finance
                                                and Chief Financial Officer


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON AUGUST 2, 1995.

                 SIGNATURE                                CAPACITY
                 ---------                                --------
        /s/ Anthony J. F. O'Reilly          Chairman of the Board, President and
__________________________________________  Chief Executive Officer
           Anthony J. F. O'Reilly           (Principal Executive Officer)

          /s/ David R. Williams             Senior Vice President-Finance and
__________________________________________  Chief Financial Officer
             David R. Williams              (Principal Financial Officer)

            /s/ Tracy E. Quinn              Corporate Controller
__________________________________________  (Principal Accounting Officer)
               Tracy E. Quinn

Anthony J. F. O'Reilly      Director )
Joseph J. Bogdanovich       Director )
Nicholas F. Brady           Director )
Richard M. Cyert            Director )
Thomas S. Foley             Director )
Edith E. Holiday            Director )
Samuel C. Johnson           Director )
William R. Johnson          Director )
Donald R. Keough            Director )           /s/ Lawrence J. McCabe
Albert Lippert              Director }    By___________________________________
Lawrence J. McCabe          Director )              LAWRENCE J. MCCABE
Luigi Ribolla               Director )         Director and Attorney-in-Fact
Herman J. Schmidt           Director )
David W. Sculley            Director )
Eleanor B. Sheldon          Director )
William P. Snyder III       Director )
William C. Springer         Director )
S. Donald Wiley             Director )
David R. Williams           Director )

                               INDEX TO EXHIBITS

                                                                      SEQUENTIAL
                                                                         PAGE
 EXHIBITS                        DESCRIPTION                            NUMBER
 --------                        -----------                          ----------
 *1(a) -  Form of U.S. Underwriting Agreement to be entered
          into by the Selling Shareholders, the Company and
          the U.S. Underwriters
 *1(b) -  Form of International Underwriting Agreement to be
          entered into by the Selling Shareholders, the Company and
          the International Underwriters
 4(a) -   The Company's Articles of Amendment dated July 13, 1994,
          amending and restating the Company's amended and restated
          Articles of Incorporation in their entirety (Incorporated
          by reference to Exhibit No. 3(i) to the Company's Annual
          Report on Form 10-K for the fiscal year ended April 27,
          1994)
 4(b) -   By-Laws of the Company, as amended effective October 12,
          1994 (Incorporated by reference to Exhibit No. 3(ii) to
          the Company's Annual Report on Form 10-K for the fiscal
          year ended May 3, 1995)
 4(c) -   Agreement for the Registration of Stock (the
          "Registration Agreement") among the Company and Howard
          Heinz Endowment, Vira I. Heinz Endowment, Heinz Family
          Foundation, H. John Heinz III Revocable Trust No. 1 and
          H. John Heinz III Descendants' Trust (No. 1) dated June
          22, 1995 (Incorporated by reference to Exhibit 10 to the
          Company's Current Report on Form 8-K dated July 7, 1995)
 *4(d) -  Amendment to the Registration Agreement
 4(e) -   Registration Rights Agreement dated as of May 2, 1995
          between AT&T Investment Management Corp. and the Company
 *5 -     Opinion of Lawrence J. McCabe, Senior Vice President-
          General Counsel of the Company, as to the legality of the
          Common Stock
 23(a) -  Consent of Coopers & Lybrand L.L.P.
 23(b) -  Consent of Arthur Andersen LLP
 *23(c) - Consent of Lawrence J. McCabe (included in his opinion filed as Exhibit 5)
 24 -     Power of Attorney

- --------
* To be filed by amendment.